

April 26, 2011

Charles M. Brown
President and Chief Executive Officer
Flow International Corporation
23500 — 64th Avenue South
Kent, Washington 98032

> **Re: Flow International Corporation**
> **Form 10-K For the Fiscal Year Ended April 30, 2010**
> **Filed July 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 10, 2010**
> **File No. 001-34443**

Dear Mr. Brown:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director